DARBLY Entertainment, Inc



Kid Venus



Executive Summary

DARBLY Entertainment, Inc would like to present this Proposal for the opportunity to invest in a new immersive entertainment experience. DARBLY is a technology driven studio and events venue built for the purpose of producing highly immersive experiences. Our space serves as a blank canvas for a variety of different productions including video shoots, workshops, private parties, gaming tournaments, concerts and performances.

The What

3,350 sf leased space located at 7800 Amelia Rd, Houston, TX 77055
Immersive Theater with 270 degrees of wall projection capability along with full live sound and lighting.
Esports Gaming Lounge and Kitchen

Outdoor Patio

Project Financing

Offering Expenses $24,000.00

General Manager Salary $40,000.00

Business Development Rep Salary $15,500.00

Furniture, Fixtures & Equipment $75,000.00

Marketing $15,000.00

Leasehold Improvements $32,000.00

Premium Events $12,000.00

Working Capital $26,500.00

Total $240,000.00

Schedule

Events and Concerts: August 2020
Marketing Campaign: May-August 2020

Project Context

DARBLY Entertainment, Inc

DARBLY Entertainment is a developer of immersive theater experiences and offers the opportunity to invest in the growth of their platform and their proof of concept project, DARBLY Studio in Houston, Texas. DARBLY Studio is a currently operating immersive theater that provides live performances, event space, and a esports gaming lounge. Designed to attract clients that are looking for the latest technology in immersive experiences, capture data from clients using technology to know their likes and desires, and leverage that data to provide clients with the opportunity to purchase products and services from a network of sponsors and advertisers.

DARBLY Entertainment will purchase a share of the assets that currently operate DARBLY Studio and will earn a share of cash flows. Future plans call for growing the concept into the HIEV, a 5,000 sf highly immersive entertainment venue. This will take the DARBLY Studio concept to the next level with a full service bar and food offerings and a purpose built performance venue with a 400-500 person capacity. .

Marketability
The Project will be marketed as an immersive entertainment experience, offering customers an alternative to an experience at the House of Blues and Warehouse Live. Being one of the only Immersive Theaters in the Houston area, DARBLY is able to set itself apart with its technology and experience it provides to concert goers. The technology we use can be adapted to any entertainment form, however, we are keenly focused on people aged 18-35 years old. These consumers continuously set trends in retail and fashion. We plan to leverage this data to create highly engaging ad campaigns for our advertising clients.

Team

Lee Cerda

President and CEO

Lee serves as President and CEO of DARBLY Entertainment. He founded the company in 2017 to pursue his passion of creating immersive experiences around music and entertainment. Lee uses his experience as a Consultant and Solution Architect for some of the largest energy companies in the world to analyze the wants and desires of entertainment fans in order to give them an unrivaled experience.

Investment Structure

Accepting investments

Investors will earn a 33% ownership in the project.

5 year hold period

Darbly Entertainment
Pro-Forma Income Statement

	Projected					
	2019	Margin	2020	Margin	2021	Margin
Revenue						
Ticket Sales-Shows	$131,760		$143,640		$153,360	
Events	60,000		75,000		90,000	
Bar Sales-Shows	43,920		67,032		102,240	
Bar Sales-Non Event	14,400		21,600		28,800	
Total Revenue	250,080		307,272		374,400	
Costs of Goods Sold						
Ticket Sales-Shows	76,704	58%	81,456	57%	85,344	56%
Events	14,902	25%	18,628	25%	22,353	25%
Bar Sales-Shows	30,363	69%	40,231	60%	55,265	54%
Bar Sales-Non Event	8,012	56%	8,207	38%	8,401	29%
Total COGS	129,981		148,522		171,364	
Gross Profit						
Ticket Sales-Shows	55,056	42%	62,184	43%	68,016	44%
Events	45,098	75%	56,372	75%	67,647	75%
Bar Sales-Shows	13,557	31%	26,801	40%	46,975	46%
Bar Sales-Non Event	6,388	44%	13,393	62%	20,399	71%
Total Gross Profit	120,099		158,750		203,036	
Operating Expenses						
Advertising/Marketing/Sponsorships	2,400		2,400		2,400	
Depreciation Expense	0		0		0	
Insurance	2,400		2,400		2,400	
Interest Expense	0		0		0	
Legal/Professional Fees	1,800		1,800		1,800	
Office Expenses/Software/POS System	3,000		3,000		3,000	
Rent	31,200		31,200		31,200	
Repairs & Maintenance	7,680		8,160		8,640	
Taxes & Licenses	0		0		0	
Utilities	9,600		9,600		9,600	
Start Up & One Time Expenses	0		1,000		0	
Salaries & Taxes	13,638		13,638		13,638	
Total Operating Expense	71,718		73,198		72,678	
Earnings Before Tax	48,381		85,552		130,358	
Income Taxes	10,160		17,966		27,375	
Net Income	**$38,221**		**$67,586**		**$102,983**	

Project Photos







